Via Facsimile and U.S. Mail
Mail Stop 4720   August 18, 2009

Richard S. Collins, Esquire
Senior Chief Counsel
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

Re: MetLife, Inc.
        Form 10-K for the fiscal year ended December 31, 2008
        Definitive Proxy statement filed March 31, 2009
        File No. 001-15787

Dear Mr. Collins:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                              Sincerely,

                              Jeffrey Riedler
                              Assistant Director